                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                         COMMISSION FILE NUMBER 0-50841

                                   51JOB, INC.
             (Exact Name of Registrant as Specified in its Charter)

                   21ST FLOOR, WEN XIN PLAZA, 755 WEI HAI ROAD
                   SHANGHAI 200041, PEOPLE'S REPUBLIC OF CHINA
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F [X] Form 40-F [ ]

 (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                 Yes [ ] No [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes [ ] No [X]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                 Yes [ ] No [X]

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A. )

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      51job, Inc. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 Press release regarding second quarter 2005 unaudited financial results dated August 4, 2005

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    51JOB, INC.

                                    By: /s/ Rick Yan
                                        ----------------------------------------
                                        Name: Rick Yan
                                        Title: Chief Executive Officer and
                                        President

Date: August 4, 2005

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                                  EXHIBIT INDEX

Exhibit    Description
-------    ------------
99.1       Press release regarding second quarter 2005 unaudited financial results dated August 4, 2005

                                       4